Zentek's ZenGUARD™ Enhanced Air Filters Now Available for Direct Procurement by All Federal Departments and Agencies

Culmination of multi-year Innovative Solutions Canada and National Research Council collaboration establishes Zentek as an exclusive supplier of this type of innovation to the Government of Canada

Guelph, ON - May 13, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) is pleased to announce that Innovative Solutions Canada ("ISC") has added ZenGUARD™ Enhanced Air Filters to its Pathway to Commercialization ("PTC") source list. This step establishes Zentek as an exclusive supplier within the PTC framework of this type of innovation to the Government of Canada, administered through ISC, for a three-year period, during which any federal department or agency may purchase ZenGUARD™ Enhanced Air Filters directly.1 The milestone is the culmination of a multi-year collaboration between Zentek, ISC, and the National Research Council of Canada ("NRC").

A National Challenge, Answered

Indoor air quality became a national priority during the pandemic, particularly in federal buildings, schools, and public spaces where improving filtration without consuming more energy or replacing existing heating, ventilation, and air conditioning ("HVAC") infrastructure presented a significant technical challenge. To help address this need, Zentek was awarded a contract under the ISC Testing Stream - a standing open call for innovative Canadian prototypes - to validate ZenGUARD™ Enhanced Air Filters with the NRC.

The NRC conducted rigorous validation testing in a purpose-built simulated classroom environment designed to replicate the most challenging real-world conditions. The results, as profiled by Innovation, Science and Economic Development Canada ("ISED"), showed that ZenGUARD™ increased viral filtration efficiency of a standard MERV 8 filter by approximately fivefold in a single air exchange, via a physical mechanism, with no measurable impact to airflow or energy consumption.

Four Operational Outcomes in a Single Drop-in Product

ZenGUARD™ Enhanced Air Filters deliver four operational outcomes through a single drop-in product:

  Safer indoor air
  Lower HVAC energy consumption and associated emissions
  Longer service intervals that reduce total cost of ownership
  Less waste sent to the landfill

Beyond NRC validation, the underlying performance is documented in three peer-reviewed ASHRAE publications and meets ASHRAE Standard 52.2 and ASHRAE Standard 241 testing requirements. ZenGUARD™ is manufactured in Guelph, Ontario and ZenGUARD™ Enhanced Air Filters are currently available for sale in Canada. The underlying technology is patented in Canada with applications filed in over 40 additional jurisdictions.

Direct Alignment with the Greening Government Strategy

ZenGUARD™'s four operational outcomes are aligned with objectives under the federal Greening Government Strategy. Lower HVAC energy consumption can support reduced Scope 2 greenhouse gas emissions, consistent with the Government of Canada's commitment to reduce absolute Scope 1 and Scope 2 emissions by 40 percent by 2025 and at least 90 percent below 2005 levels by 2050. Longer filter service intervals reduce operational waste generated by federal real property operations, contributing to the federal target of diverting at least 75 percent of operational waste from landfills by 2030.2 Safer indoor air supports occupant health and well-being objectives identified under the Canada Green Buildings Strategy. ZenGUARD™ Enhanced Air Filters allow federal agencies to advance multiple greening commitments simultaneously through a single, easy-to-implement drop-in product decision.

Available Now to Every Federal Department

ZenGUARD™ Enhanced Air Filters are available for direct purchase by any Government of Canada department or agency for a period of three years. Potential users include, but are not limited to, the large real property portfolios managed by Public Services and Procurement Canada's Real Property and Portfolio Management Branch, as well as facilities operated by ISED and the NRC. The full PTC source list, which will include ZenGUARD™ Enhanced Air Filters, is available at: https://ised-isde.canada.ca/site/innovative-solutions-canada/en/pathway-commercialization

Inclusion on the PTC source list does not guarantee a minimum number of orders or contracts, and procurement decisions remain at the discretion of individual federal departments and agencies.

Beyond Federal Procurement

ZenGUARD™ Enhanced Air Filters are also available to provincial and municipal governments, public and private healthcare systems, commercial real estate operators, educational institutions, and international institutional buyers seeking validated indoor air quality solutions.

Management Commentary

"ISC is the federal government's open invitation to Canadian innovators: bring your best technology, and the country's top labs will put it to the test. Zentek answered that call with ZenGUARD™ Enhanced Air Filters. The NRC set a high bar - reduce airborne viral load, work with existing HVAC systems, no airflow penalty, and no harmful particulates - and our technology met every objective. Our addition to the PTC source list is the culmination of a multi-year journey with our partners at ISC and the NRC, and I want to thank everyone involved for their commitment and hard work. ZenGUARD™ Enhanced Air Filters are now available to every federal department in Canada with the NRC's validation behind it, and we look forward to delivering safer indoor spaces, lower energy use, and less waste across the federal service and beyond."

About ZenGUARD™ Enhanced Air Filters

ZenGUARD™ Enhanced Air Filters use patented graphene technology to improve indoor air quality without increasing airflow resistance. The result: safer indoor spaces, lower HVAC energy use and emissions, longer service intervals that reduce total cost of ownership, and less waste to the landfill - aligned with the Greening Government Strategy's Scope 2 emissions and waste diversion targets. Independently validated by the NRC and documented in three peer-reviewed ASHRAE publications. Manufactured in Canada, ZenGUARD™ Enhanced Air Filters are the only graphene filter technology delivering all four outcomes in a single drop-in product.

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset and is advancing toward a Preliminary Economic Assessment targeted for completion in Summer 2026.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

References (public)

1 Source: Innovation, Science and Economic Development Canada, "Helping Canadians breathe easy with Zentek." https://ised-isde.canada.ca/site/innovative-solutions-canada/en/our-stories/helping-canadians-breathe-easy-zentek

2 Source: Government of Canada, Greening Government Strategy. https://www.canada.ca/en/treasury-board-secretariat/services/innovation/greening-government/strategy.html

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com